SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

Mexican Economic Development, Inc.

(Translation of Registrant’s Name Into English)

Mexico

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.

Colonia Bella Vista

Monterrey, Nuevo León 64410

Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐        No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐        No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in

connection with Rule 12g3-2(b): 82-                    .)

Latin America´s Beverage Leader

FEMSA Announces Pricing of its
Global Equity Offering

Monterrey, Mexico, May 25, 2005 — Fomento Económico Mexicano, S.A. de C.V. (“FEMSA”) (NYSE:FMX) (BMV:FEMSA UBD) (BMV:FEMSA UB) today announced that it has priced its global public offering of 70,000,000 BD Units at a price of US$ 53.25 per American Depositary Share (ADS) or Ps. 58.24 per BD Unit.

Concurrently with the global offering, FEMSA is offering up to an aggregate of 45,895,650 of its B Units in Mexico at the equivalent of the public offering price per BD Unit. Each B Unit consists of five Series B Shares, each without par value, of FEMSA.

We expect the proceeds to be approximately US$ 617 million from the global offering and the Mexican B Unit offerings. The proceeds from the global offering and B Unit offerings will be used to repay bridge loans incurred to purchase the 30% of FEMSA’s subsidiary, FEMSA Cerveza, in August 2004 and to repay other indebtedness.

The international offering is being led by Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated. The concurrent Mexican offering of BD Units is being led by Acciones y Valores Banamex, S.A. de C.V., Casa de Bolsa, Integrante del Grupo Financiero Banamex and Casa de Bolsa BBVA Bancomer, S.A. de C.V., Grupo Financiero BBVA Bancomer. FEMSA has also granted the international and Mexican underwriters an option to purchase up to 10,500,000 additional BD Units (including BD Units in the form of ADSs) to cover over-allotments, if any.

Each ADS consists of 10 BD Units and each BD Unit consists of one Series B Share, two Series D-B Shares and two Series D-L Shares, each without par value, of FEMSA. The BD Units are being offered in the form of ADSs in an international offering and in the form of BD Units in a concurrent Mexican offering registered with the Comisión Nacional Bancaria y de Valores, the Mexican National Banking and Securities Commission.

A registration statement relating to the BD Units in the form of ADSs was filed and has been declared effective by the Securities and Exchange Commission. The offering of these securities is being made by means of a prospectus. This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

A copy of the final prospectus relating to the international offering, when available, may be obtained from Citigroup Global Markets Inc., Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220, telephone: 718-765-6732 or Morgan Stanley & Co. Incorporated, 1585 Broadway, Level B, New York, New York 10036, telephone: 212-761-6775, prospectus@morganstanley.com.

FEMSA is the largest integrated beverage company in Latin America with a portfolio of leading beer and soft drink brands. Its beverage platform comprises Coca-Cola FEMSA, the largest Coca-Cola bottler in Latin America and the second largest in the world; FEMSA Cerveza, the second largest brewer in Mexico with brands that include Tecate, Dos Equis and Sol; and FEMSA Comercio, which operates Oxxo, the largest convenience store chain in Mexico with over 3,500 stores. FEMSA’s beverage products are sold through approximately two million points of sale, which serve a population of over 170 million people in nine countries, including some of the most populous metropolitan areas in Latin America, such as Mexico City, São Paulo and Buenos Aires.

May 25, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2005	FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

	By:	/S/ FEDERICO REYES
	Name:	Federico Reyes
	Title:	Executive Vice President of Finance and Planning